EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

CatchMark HBU, LLC	(Delaware	)

CatchMark LP Holder, LLC	(Delaware	)

CatchMark Timber Operating Partnership, L.P.	(Delaware	)

CatchMark Timber TRS, Inc.	(Delaware	)

CatchMark TRS Harvesting Operations, LLC	(Delaware	)

Timberlands II, LLC	(Delaware	)